UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”
(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes    No

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)
Date: June 22, 2005	By: /s/ Alexander V. Izosimov
Name: Alexander V. Izosimov
Title: Chief Executive Officer and General Director

OJSC ‹VimpelCom› 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM SHAREHOLDERS ELECT NEW BOARD AND APPROVE SUBSIDIARY MERGERS

Moscow and New York (June 22, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that its shareholders, at its Annual General Meeting of Shareholders held this evening in Moscow, Russia, approved all items on the agenda and elected a new Board of Directors. Holders of approximately 76% of our shares were represented at our annual meeting.

The new Board of Directors of VimpelCom, consists of:

Jo Lunder (Chairman of VimpelCom since October 2003, Chief Executive Officer of Ementor ASA, a director of VimpelCom since May 2002 and formerly served as the CEO of VimpelCom),
Mikhail Fridman  (Chairman of the Supervisory Board of the Consortium Alfa Group, a director of VimpelCom since July 2001),
David Haines  (CEO of GROHE Water Technology, a new director of VimpelCom),
Arve Johansen (Senior Executive Vice President of Telenor, a director of VimpelCom since June 2003),
Pavel Kulikov  (Managing Director of LLC “Alfa Telecom”, a director of VimpelCom since May 2002),
Alexey Reznikovich  (General Director of LLC “Alfa Telecom”, a director of VimpelCom since May 2002),
Fridtjof Rusten  (Senior Vice President of Telenor, a new director of VimpelCom),
Henrik Torgersen  (Executive Vice-President of Telenor, a director of VimpelCom since January 1999),
Natalia Tsukanova  (Vice President of J.P. Morgan, a director of VimpelCom since June 2003).

In addition, the shareholders approved mergers of several of VimpelCom’s subsidiaries into VimpelCom. These mergers will be subject to various Russian regulatory approvals, and satisfaction of certain other conditions precedent, as well as the subsequent transfer of each of the licenses, frequencies and permissions held by the aforementioned subsidiaries to VimpelCom. VimpelCom will submit a copy of the results of the AGM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the results of the AGM will be available for review on VimpelCom’s web site in the “SEC Filings” section.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

-more-

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the consummation of the mergers and related transactions which are subject to regulatory and certain other approvals, and will require the subsequent transfer of all of Extel, Sotovaya Company, StavTeleSot, Vostok-Zapad Telecom, Orensot, Beeline-Samara and Dal Telecom International’s licenses, frequencies and permissions to VimpelCom. If any of the approvals are not obtained or any condition precedent is not met, the mergers will not be consummated. The forward-looking statements relate to the Company’s development and are based on management’s best assessment of the Company’s ability to consummate the mergers and related transactions, its strategic and financial position and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from regulatory authorities, competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the mergers will be consummated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com